

November 21, 2012

Via Email
Jin Shi
Chief Executive Officer
China Growth Equity Investment Ltd.
CN11 Legend Town, No. 1 Balizhuangdongli
Chaoyang District, Beijing, 100025, PRC

> **Re: China Growth Equity Investment Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 25, 2012**
> **File No. 001-35192**

Dear Mr. Shi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the legend at the end of the letter to your shareholders to state that neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the merger or the merger agreement…and any representation to the contrary is a <u>criminal offense</u>, rather than unlawful.

Age of Financial Statements

2. Please update the financial statements and other financial information in the filing to include the interim period ended September 30, 2012.

Questions and Answers, page 1

3. Revise your first Q&A to disclose that investors will be investing in holding companies that do not directly own substantially all of their business operations in China, please make this clear in a prominent Q&A. It must be clear that the business you are describing is not the registrant's business but is the business of its variable interest entities. Revise your disclosure throughout to comport with your "indirect controlling interest," as described on pages 10 and 16.

4. Include a Q&A summarizing the dollar amount of the entirety of obligations of the companies and affiliates being acquired in this business combination, including all plans in writing, oral or otherwise agreed to, as may be contemplated by any and all arrangements. By way of example only, we note your Agreement with Fuzhou Hong Long Ocean Fishing Co., Ltd. described on page 130 with Mr. Xinrong Zhou's Hong Long Company and the equity transfer for Pingtan Fishing's three current subsidiaries to Mr. Shunqiang Zhou as contemplated in Exhibit F, "Restructuring." Include a discussion related to the interests of the officers and directors and other affiliates, including, but not limited to VIE shareholders, of CDGC and Pingtan Fishing in the business combination. Prominently disclose all relationships and related parties. On a supplemental basis, please provide us with a chart of all of these obligations, including dollar amounts, timetables and related parties. Include the remaining beneficial owners of any related party entities discussed.

5. Include a Q&A summarizing the dollar amount of current related party arrangements of the companies and affiliates being acquired in this business combination. By way of example only, we note one of the company's Harvesting Operations, Transportation and Employees disclosure on pages 126 and 129 with Avona Mina Lestari ("Avona") and its affiliates which operates a fishing base owned by Mr. Xinrong Zhou, the Chairman and CEO of CDCG and Pingtan Fishing, and its affiliates. Include a discussion related to the interests of the officers and directors and other affiliates, including, but not limited to VIE shareholders, of CDGC and Pingtan Fishing in the business combination. Prominently disclose all relationships and related parties. On a supplemental basis, please provide us with a chart of all these current obligations of the companies and affiliated being acquired in this business combination. Include the remaining beneficial owners of any related party entities discussed.

Summary, page 9

6. Please disclose in one location in the prospectus summary that the registrant is a holding company and clarify that your consolidated affiliated entities in the PRC are variable interest entities through which substantially all of your operations are performed. Disclose that it is through the contractual arrangements that you have effective control, which allows you to consolidate the financial results of the VIEs in your financial statements. Disclose that, if your PRC VIEs and their shareholders fail to perform their

obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, if you are unable to maintain effective control, you would not be able to continue to consolidate the VIEs' financial results with your financial results. Disclose the percentage of revenues in your consolidated financial statements that are derived from your VIEs. Lastly, state here, that you rely on dividends and other fees paid to you by your subsidiaries and VIEs in China. State all amounts the existing subsidiaries have collected to date and what you may expect to collect from existing and contemplated entities going forward. Disclose that this does not mean that you are able to have unfettered access to the VIEs' revenues due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among other things.

7. In order for investors to understand what your organizational structure will look like subsequent to the business combination and share exchange agreement, please include a corporate structure chart in this section to clearly show operations inside and outside China, include the full company names along with the shortened names, major shareholders and/or officers and directors, country of incorporation and holding or operational company status, as the case may be, within the chart.

China Growth Equity Investment Ltd., page 9

8. Please disclose the gross proceeds China Growth Equity Investment received in its initial public offering that are currently held in trust. We note your disclosure on page 65. Please also discuss that unlike most blank check companies, you were not required to consummate an initial business combination with a target whose fair market value is equal to at least 80% of the amount of money held in the trust account at the time of entry into a definitive agreement for a business combination. Finally, disclose that you were not required to obtain a controlling interest in a target.

Officers and Directors of CGEI, page 13

9. Briefly summarize the relationship each of the officers and directors referenced on page 13 that will serve as directors and executive officers of China Growth Equity Investment post-business combination, currently have with China Growth Equity Investment, China Dredging Group and Pingtan Fishing.

Market Price and Dividend Information, page 19

10. Please revise your disclosure to state that CDGC is currently a publicly reporting company with its ordinary shares registered under Section 12(g) of the Exchange Act.

Risk Factors, page 20

Risks Relating to the Business Combination, page 20

11. We note that your board of directors did not seek a fairness opinion in connection with approving the merger agreement. Please discuss the risk that a lack of a fairness opinion may have on the number of shareholders demanding redemption, depleting trust funds and potentially impacting your ability to consummate the acquisition.

12. Please provide risk factor disclosure discussing that if you succeed in effecting the merger with CDGC, or another business combination, you may experience increased competition from the competitors of the target business and you may not have the resources or ability to compete effectively. We note your disclosure on page 66.

Obtaining required regulatory approvals may prevent…, page 21

13. Please describe the various actions that CGEI has agreed to take, conditioned on the closing, to the extent necessary to ensure satisfaction of certain conditions to the closing of the business combination relating to regulatory approvals.

The loss of CDGC's or Pingtan Fishing's key personnel…, page 21

14. Please identify the key personnel referenced in this risk factor.

CGEI, CDGC and Pingtan Fishing will incur significant transaction and merger-related transition costs…, page 24

15. Please quantify the estimated costs, if known and material.

The Nasdaq Capital Market may delist CGEI's securities…, page 32

16. Please explain the basis for your statement that your securities may be delisted from the NASDAQ Capital Market, and thus require you to file a new listing application.

CDGC may be required to obtain prior…, page 39

17. State Mr. Xinrong Zhou's citizenship. State the name of PRC counsel whose opinion is referenced and disclose the basis of its advice that the Regulations of Security Review do not apply to CDGC or the series of transactions CDGC previously consummated to establish CDGC's current corporate structure, fully discussing the mandate that "the Regulations of Security Review shall not be substantially evaded by VIE control or any other methods."

Mr. Jin Shi
China Growth Equity Investment Ltd.
November 21, 2012
Page 5

<u>Due to various restrictions under PRC laws…, page 40</u>

18. Please disclose CDGC's registered capital and include whether the allocations CDGC has made to date complies with the applicable PRC laws and regulations. To the extent the company has not complied with these requirements, please quantify any fines or penalties the company may be subject to as a result of non-compliance.

<u>If the PRC government determines that CDGC's contractual arrangements…, page 40</u>

19. Revise your disclosure to comport with your "indirect controlling interest," as described on pages 10 and 16. We also note similar disclosure on page 95.

<u>If SAFE determines that its foreign exchange regulations . . ., page 42</u>

20. Discuss the days on mainland for which Mr. Zhuo may stay before these SAFE regulations apply and disclose how Mr. Zhuo complies with these requirements.

<u>Risks Relating to CDGC's Securities, page 47</u>

21. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

<u>Risks Related to Pingtan Fishing's Business, page 49</u>

<u>Pingtan Fishing's business may suffer if it does not attract and retain talented personnel, page 51</u>

22. Please identify the key personnel of Pingtan Fishing referenced in this risk factor.

<u>The consummation of the acquisition contemplated by the Pingtan Fishing…, page 54</u>

23. Expand your disclosure to explain how, in light of restrictions on foreign ownership in shipping in PRC waters and the Circular of the General Office of the State Council on the Establishment of Security Review discussed herein, Mr. Zhuo is permitted to control the ships used in CDGC and Pingtan Fishing operations. Disclose your plans to apply to MOFCOM and any other PRC authorities for operations in PRC waters and other

approvals discussed in this risk factor, discussing all relevant PRC laws, rules, regulations and circulars and the relevant authorities. We note that Mr. Zhuo is not a PRC citizen.

Security Ownership of Certain Beneficial Owners…, page 78

24. Please disclose the persons or persons with sole or shared voting power and/or investment power over the shares beneficially owned by each legal entity.

Certain Relationships, Related Transactions and Director Independence, page 79

25. Please further explain the business purpose of the $390,000 advancement authorized by your board of directors to your sponsor, Chum Capital Group, on October 15, 2011. We note your disclosure that the advance will be used to fund your operating expenses. However, we note your operating expenses have been minimal to date. Please advise.

Information about China Dredging Group Co., Ltd., page 81

26. We note your disclosure on page 82 that "CDGC is in the process of establishing contractual arrangements for Pingtan Zhuoying and Pingtan Xingyi." Please explain the relationship of Pingtan Zhuoying and Pingtan Xingyi to CDGC and Pingtan Fishing.

27. Please provide disclosure discussing the business operations of Master Gold Corporation Limited. We note your organizational chart on page 82 indicates that CDGC has a 100% ownership in Master Gold Corporation Limited. Include the same revised disclosure for Pingtan Zhuo Ying Dredging Engineering Construction Co., Ltd., shown as 100% owned by Master Gold, and Pingtan XingYi Port Service Co., Ltd., shown as 100% owned by Wonder Dredging Engineering LLC.

28. Please clarify on the organization chart, all abbreviated names, e.g., "Fujian Service," with the full names, e.g. Wonder Dredging Engineering LLC is stated as Fuzhou Wonder Dredging LLC in the Equity Pledge Agreement, and footnotes to the organization chart providing the entirety of natural persons owning each entity and any relationships.

Private Placement, page 83

29. Discuss the business purpose of the fees paid to Chardan.

Equity Interest Pledge Agreement, page 84

30. Disclose whether the Equity Pledge Agreement was registered with the Fuzhou AIC within 30 days upon the execution of the agreement, as required by the equity pledge agreement, and the date of such registration.

Liquidity and Capital Resources, page 102

31. Please explain your reference to "in the future" when discussing when cash generated by Fujian Service will be moved to other companies by a combination of the repayment of intercompany loans owed to CDGC or other subsidiaries, or by payment to Fujian WangGang as entitled under the Contractual Management Agreement.

Information About Pingtan Fishing, page 123

Organization and Business Operations, page 123

32. We note Pingtan Fishing's current equity interest owners are Honghong Zhuo and Zhiyan Lin. Honglong Zhuo is the daughter of Xinrong Zhuo and Zhiyan Lin is father-in-law of Xinrong Zhuo. We also note that pursuant to a Family Agreement executed on November 23, 2004, among Xinrong Zhuo and his certain family members (the "Family Members"), including Longjie Zhuo, Lifei Zeng and Zhiyan Lin, each of the Family Members delegates Xinrong Zhuo to be the sole decision maker of Pingtan Fishing and Xinrong Zhuo shall be responsible for all of Pingtan Fishing's operation and management, including financial management. The Family Agreement further provides that Xinrong Zhuo shall be the sole decision maker with regard to all Pingtan Fishing's operations and management, even when a non-Family Member is entrusted with equity interest in Pingtan Fishing by a Family Member. Since Mr. Zhuo will be the controlling shareholder of CGEI at the time of the acquisition and in view of the relationship between Mr. Zhuo and Pingtan Fishing's shareholder tell us how you considered whether the powers of attorney and the other agreements that the WOFE will enter with the shareholders of Pingtan Fishing are substantive. In this regard please provide the information requested in comments 44, 45, and 46 below.

33. Please discuss more about the business purpose of the payment by the WFOE of an annual fee to Pingtan Fishing "as consideration for its business management services." We are unaware of WFOEs generally paying fees such as this to its VIEs. Disclose exactly how the annual fee will be calculated.

34. Please highlight in your organizational chart that Pingtan Fishing does not currently own the three subsidiaries as currently depicted.

Liquidity and Capital Resources, page 145

Six Months Ended June 30, 2012 Compared to Six Months Ended June 30, 2011, page 146

35. We note that net increase in due from related parties increased by $35.8 million. Please disclose in detail why cash paid to related parties increased significantly during the six months ended June 30, 2012.

36. Please disclose information regarding your current debt and debt obligations, and ability to meet debt covenants. Discuss how you plan to pay your debt and interest obligations in the next 12 months and in the long term. Please include debt and interest obligations in your table of contractual obligations.

The Business Combination, page 162

Background of the Business Combination, page 162

37. Please revise your background discussion to provide a detailed explanation of how you determined the Exchange Ratio, and the amount and type of consideration, and any related negotiations between you and CDGC and Pingtan Fishing. This includes providing disclosure related to how your management determined the fair market value of CDGC and Pingtan Fishing, thereby determining the Exchange Ratio and share exchange ratio for each transaction. Discuss how your management determined the valuation method was an appropriate method for valuing CDGC and Pingtan Fishing.

38. Please explain your reference to the co-manager of CGEI as being Morgan Joseph TriArtisan LLC. Please disclose the person or persons with sole or shared voting power and/or investment power over this legal entity. Please discuss this entity's role in the negotiations between CGEI, CDGC and Pingtan Fishing.

39. Further explain your statement that in order to strengthen confidence of existing and potential investors in the deal, Mr. Zhuo decided to include Pingtan Fishing in the business combination with CGEI. Please discuss which existing and potential investors you are referencing and explain why Mr. Zhuo believed adding Pingtan Fishing to the transaction would "strengthen confidence" in investors.

Recommendation of the CGEI Board; CGEI's Reasons for the Business Combination, page 164

40. Please expand your discussion of the negative factors considered by your board in association with the business combination to discuss specific examples. For example, explain the specific adverse general economic conditions that were considered and also the various interests of CGEI's principal shareholders, executive officers and directors that were considered by the board to be negative factors.

Interests of Officers and Directors in the Business Combination, page 166

41. Please revise your disclosure to also provide a discussion related to the interests of the officers and directors of CDGC and Pingtan Fishing in the business combination.

The Agreements, page 170

42. We note your statement that the summary describes "certain" material provisions of the merger agreement. Please remove the suggestion that this section is not materially complete.

Unaudited Pro Forma Condensed Combined Financial Data, page 193

43. We note your disclosure on page F-138 that the consummation of the share purchase agreement between the sellers of Pingtan Fishing and CGEI is subject to satisfaction of various conditions including the completion of the reorganization plan. Also we note that Xinrong Zhuo have arranged for the repayment of 70% of the net amount resulting from the Due from (to) related parties as of September 30, 2012 and his agreement to arrange the repayment of the remaining 30%. It appears to us that you should revise the pro forma presentation to give effect to these transactions. In this regard please revise to include a pro forma subtotal before the acquisition of Pingtan Fishing followed by a column of adjustments related to the Pingtan Fishing acquisition only

44. We note that if the merger agreement is consummated, Xinrong Zhuo will own approximately 57.4% of the common stock of CGEI. Please refer to the disclosures on page F-14 in connection with the consolidation of the Wonder Dredging (the VIE) and its subsidiary by the WOFE. We note that you concluded that Fujian WangGang has the power to direct the activities of Wonder Dredging because the powers of attorney give Fujian WangGang all power to control the activities of Wonder Dredging and its subsidiary, Fujian Service. Also we note that Qing Lin and Panxing Zhuo, the shareholders of Wonder Dredging, are immediate family members of Xinrong Zhuo, the controlling shareholder of CDGC and CGEI. In view of the relationship between Mr. Zhuo and the shareholders of the VIE, tell us how you considered whether the powers of attorney and the other agreements entered between Fujian WangGang (the WOFE) and Wonder Dredging (the VIE) and its shareholders are substantive. To help us evaluate your conclusion, please provide us the following information:

    a) how the board of directors of CGEI will be appointed and the process for terminating, appointing and compensating board members;
    b) whether the board will vote on termination of a board member and whether the board member subject to that vote will be entitled to vote;
    c) how the decisions that most significantly affect the economics of the VIE and its subsidiaries are made;
    d) identify for us the officers of the WFOE and the VIE and tell us how they can be removed and replaced;
    e) how the VIE board of directors was appointed and how the directors can be removed or appointed;

    f) describe Mr. Zhuo's involvement in the purpose and design of the VIE as it was formed, as well as how he can be removed as officer and board member of CGEI, the WOFE and the VIE;

    g) any relationship between Mr. Zhuo and vendors, employees and/or others that would significantly impact the VIE operations if he were not involved.

    h) whether there is a suitable replacement for Mr. Zhuo.

45. Further please describe what would happen if the VIE shareholders collectively of individually disagree with the actions of the board of directors of CGEI In this regard, help us understand in substance what the VIE shareholders could do that the board of directors of CGEI cannot prevent.

46. Please tell us who the legal representative of the VIE is and whether he or she has any unilateral rights over the significant activities of the VIE.

3. Pro Forma Adjustments and Eliminations, page 200

47. We note your statements that adjustment (h) and (i) are to accrue estimated direct transaction costs of CGEI and CDGC. Since these are estimates, tell us why you believe adjustment (h) and (i) are factually supportable. If they are not factually supportable, please revise accordingly.

China Dredging Group Co., LTD

Consolidated Statements of Income, page F-3

48. Based on your disclosure on page F-45, it appears that a significant portion of your revenue is from customers under control of a common parent company. As such, please disclose related party revenue on the face of your consolidated statement of income. Provide similar disclosure in your consolidated statements of income for the interim period ended June 30, 2012.

1.Description of Business and Organization, page F-8

Fujian WangGang is the primary beneficiary of Wonder Dredging, page F-14

49. We note that you concluded that Fujian WangGang has the power to direct the activities of Wonder Dredging because the powers of attorney give Fujian WangGang all power to control the activities of Wonder Dredging and its subsidiary. Also we note that Qing Lin and Panxing Zhuo, the shareholders of Wonder Dredging, are immediate family members of Xinrong Zhuo, the controlling shareholder of CDGC. In view of the relationship between Mr. Zhuo and the shareholders of the VIE, tell us how you considered whether the powers of attorney and the other agreements entered between Fujian WangGang (the

WOFE) and Wonder Dredging (the VIE) and its shareholders are substantive. To help us evaluate your conclusion, please provide us the following information:

  i) how the board of directors of CDGC was appointed and the process for terminating, appointing and compensating board members;
  j) whether the board votes on termination of a board member and whether the board member subject to that vote is entitled to vote;
  k) how the decisions that most significantly affect the economics of the VIE and its subsidiaries are made;
  l) identify for us the officers of the WFOE and the VIE and tell us how they can be removed and replaced;
  m) how the VIE board of directors was appointed and how the directors can be removed or appointed;
  n) describe Mr. Zhuo's involvement in the purpose and design of the VIE as it was formed, as well as how he can be removed as officer and board member of CDGC, the WOFE and the VIE;
  o) any relationship between Mr. Zhuo and vendors, employees and/or others that would significantly impact the VIE operations if he were not involved;
  p) whether there is a suitable replacement for Mr. Zhuo.

50. Further please describe what would happen if the VIE shareholders collectively of individually disagree with the actions of the board of directors of CDGD. In this regard, help us understand in substance what the VIE shareholders could do that the board of directors of CDGC cannot prevent. Provide us with examples of how such disagreements were resolved in the past, if any.

51. Please tell us who the legal representative of the VIE is and whether he or she has any unilateral rights over the significant activities of the VIE.

16. Certain Risks and Concentrations, page F-45

52. Tell us who the major customers are and their relationship with your parent company.

Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd.

Statement of Cash Flows for the Six Months Ended June 30, 2012 and 2011, page F-120

Cash flows from financing activities, page F-120

53. Please explain what is included in your line items called, "Net increase (decrease) in due to related parties, net of reception in form of notes receivables," and "Proceeds from term loans, net of amount received subsequent to period-end and accounted for as term loan principal receivable."

Note 1 – Summary of Operation, Basis of Presentation and Summary of Significant Accounting Policies, page F-121

(h) Notes Receivable, Accounts Receivable and Other Receivables, page F-122

54. We note, that notes receivables increased by $11.1 million from December 31, 2011. We also note your statement that, "notes receivable represents bankers' acceptances that have been arranged with third-party financial institutions." However, we are still unclear as to what is included in notes receivables and why it increased from zero to $11.1 million. Please explain.

55. Please disclose how much is included in your allowance for doubtful accounts. Disclose why you believe your allowance for doubtful accounts is appropriate.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Ivette Leon, Assistant Chief Accountant at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director